

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 15, 2015

<u>VIA E-MAIL</u>

Ryan P. Brizek
Willkie Farr & Gallagher
787 Seventh Avenue
New York, NY 10019-6099

Re: Gabelli Utility Trust
        File Numbers: 333-203475 and 811-09243

Dear Mr. Brizek:

We have reviewed the registration statement on Form N-2 for the Gabelli Utility
Trust (the "Fund"), filed with the Securities and Exchange Commission on April 17, 2015.
We have the following comments on the filing:

<u>General</u>

1. We note that portions of the Registration Statement are incomplete. We may have
    additional comments on such portions when you complete them in a pre-effective
    amendment, on disclosures made in response to this letter, on information supplied
    supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-
    action request in connection with your Registration Statement.

3. Please state in your response letter whether FINRA will or has reviewed the proposed
    underwriting terms and arrangements of the transactions described in the Registration
    Statement.

4. As of April 16, 2015, the last reported price of common shares appears to be nearly 25%
    higher than the fund's net asset value. If you can, please supplementally explain the reason
    for this significant premium.

<u>Facing Sheet</u>

5. Please include a line item for the subscription rights to purchase common shares and
    subscription rights to purchase preferred shares in the registration fee table.

6. With respect to the Auction Rate Preferred Shares, please include cover page disclosure in bold-faced type to the effect that an investment in the Fund is not suitable for investors who might need access to the money they invest for several years or longer and that the amount of distributions that the Fund may pay, if any, is uncertain.

7. Please include the table required by Item 1.g of Form N-2.

Prospectus Summary - Investment Objective and Policies, page 1

8. Given that the fund may invest in derivatives and is subject to rule 35d-1, please note that it is the Staff's position that the 80% test in rule 35d-1 is an asset-based test, not an exposure test, and that all assets, including derivative positions, must be valued on a mark-to-market basis for purposes of calculating compliance with the test.

9. Please disclose the Fund's market capitalization policy, if any, for its equity investments.

Prospectus Summary – Risk Factors and Other Considerations, pages 4-8

10. It is unclear why you have removed the section entitled "Special Risks for Holders of Auction Rate Preferred Shares," that you included in your last reviewed filing. Please advise or revise.

11. We are unable to locate the section entitled "Risk Factors and Special Considerations—Note Risk." Please advise or revise.

Prospectus Summary – Risk Factors and Other Considerations – Swap Agreements, page 5

12. If the Fund may engage in total return swaps, please note that it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also, please be advised that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

13. If the Fund may write credit default swaps, please verify that it will cover the full notional value of the swaps.

<u>Prospectus Summary - Management and Fees</u>, page 9

14. The disclosure states that the Investment Adviser's fee is equal on an annual basis to "1.00% of the Fund's average weekly net assets...weekly net assets will be deemed to be the average weekly value of the Fund's total assets minus the sum of the Fund's liabilities (such liabilities exclude (i) the aggregate liquidation preference of any outstanding preferred shares and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed or notes issued)." Net assets are assets less liabilities. Net assets are not total assets less liabilities excluding preferred shares and debt. Please use a term other than "net assets" for the advisory fee calculation.

<u>Summary of Fund Expenses</u>, pages 10-11

15. Under "Shareholder Transaction Expenses" please remove the phrase "Borne by the Fund" in the "Offering Expenses" and "Preferred Shares Offering Expenses" line items, as the expenses are effectively borne by shareholders. This comment applies to the fee tables in the supplements, as well.

16. Given the information in footnote (2) to the table, it is unclear why you have indicated "None" in the line item for Dividend Reinvestment Plan Fees. Please revise or advise. <u>See</u> Instruction 4 to Item 3 of Form N-2. This comment applies to the fee tables in the supplements, as well.

17. Please consider making the last sentence of footnote 4 (regarding Other Expenses) a separate footnote as the disclosure in that sentence seems unrelated to the rest of the note.

18. As the registration statement includes the issuance of promissory notes, please estimate the offering costs of issuing promissory notes (borne by common shareholders) and the interest expense. Please include these amounts in the fee table. (This information should also be included in the fee tables in the prospectus supplements).

19. Please explain the estimate of "other expenses" in the fee table. For the fiscal year ended 12/31/14, other expenses totaled 0.39%. The estimate for other expenses in the fee table is only 0.24%.

<u>Expense Example</u>

20. Please explain the expense example calculations. Using the figures in the fee table (both with and without the dividends on preferred shares), we calculate expenses that are higher than the ones shown for all four periods.

<u>Short Sales</u>, page 25

21. Please confirm, that any expenses associated with selling securities short are reflected in the Other Expenses line item of the fee table.

<u>Special Risks Related to Preferred Securities</u>, page 32

22. Please clarify this section heading to read "Special Risks Related to Fund Investments in Preferred Securities".

<u>Interest Rate Transactions</u>, page 37

23. Please define "Statement of Preferences" in this section.

<u>Leverage Risk</u>, page 38

24. Please describe the risks to holders on Preferred Shares under its own heading.

<u>Limitation on Trustees' and Officers' Liability</u>, page 57

25. Please add disclosure to this section which confirms that, in the event of any request to hold harmless or indemnify any person as permitted under §17(h) and (i) of the 1940 Act, including i) where liability has not been adjudicated, ii) where the matter has been settled, or iii) in situations involving an advancement of attorney's fees or other expenses, the Fund will follow the staff position described in Investment Company Act Release No. 11330 (September 2, 1980).

<u>Prospectus Supplement for the Preferred Shares – Securities Offered</u>, page P-5

26. The disclosure states that the Series [·] Preferred Shares will rank "*pari passu*" with the Series A Preferred Shares and Series B Preferred Shares as to the priority of payment of distributions and liquidation preference. Please provide a plain English definition of "*pari passu*." This comment applies to the disclosure on page PR-4, as well.

<u>Prospectus Supplement for an Issuance of Rights to Purchase Common Stock - Summary of Fund Expenses</u>, page R-14

27. The fee table in the prospectus supplement for an Issuance of Rights to purchase Common Stock should include the offering costs of a preferred share offering and the dividends paid to preferred shareholders.

<u>Item 30. Indemnification</u>

28. Please provide the undertaking required by Rule 484 of Regulation C of the Securities Act of 1933.

* * * * * *

Responses to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions, please call me at (202) 551-6751. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at whitea@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely yours,

/s/ Alison White

Alison White
Senior Counsel

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